

13030992

AB 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~69025~~ 69024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 S PARK AVENUE SUITE A
(No. and Street)

WINTER PARK	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN W YARBROUGH 704-408-1041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHARF PERA & CO., PLLC
(Name – *if individual, state last, first, middle name*)

4600 PARK RD SUITE 112	CHARLOTTE	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

State FL / County of Orange

OATH OR AFFIRMATION

I, STEPHEN W YARBROUGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK SECURITIES LLC, as of DECEMBER 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. LEDFORD
Notary Public. State of Florida
Commission# EE 155121
My comm. expires Dec. 21. 2015

Notary Public

Signature

CEO

Title

ID: FLDL

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Scharf Pera
& Co., PLLC Certified Public Accountants

BENCHMARK SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

BENCHMARK SECURITIES, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2012


Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Independent Auditors' Report

Managing Members
Benchmark Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Securities, LLC as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2012 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 28, 2013

Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 121,659
Deposits with clearing organization (cash)	2,100,000
Receivables from clearing organization	261,331
Securities owned:	
Marketable, at market value	17,992,161
Prepaid expenses	26,666
Accrued interest on bonds	229,049
Property & equipment, at cost	
less accumulated depreciation of $0	61,856
Other assets	3,343
	$ 20,796,065

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable and other accrued expenses	$ 427,041
Payable to clearing organization	17,755,902
Accrued interest	79,126
	18,262,069
Commitments and contingent liabilities	-
Subordinated borrowings	2,400,000
Members' equity	133,996
	$ 20,796,065

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenue:	
Principal transactions	$ 967,016
Interest and dividends	25,925
Other income	460
Gain on mark-to-market securities	236,259
	1,229,660
Expenses:	
Employee compensation and benefits	795,335
Transaction fees and expenses	150,887
Communications and data processing	14,479
Interest	174,224
Regulatory	20,118
Occupancy	12,211
Other expenses	148,456
	1,315,710
Net loss	$ (86,050)

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Ending Balance, December 31, 2011	$	100,046
Net loss		(86,050)
Contributions		120,000
Ending balance, December 31, 2012	$	133,996

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2012

Subordinated borrowings at December 31, 2011	$	-
Increases:		
Receipt of subordinated notes		2,400,000
Subordinated borrowings at December 31, 2012	$	2,400,000

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss		$ (86,050)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Deposits with clearing organization	$ (2,100,000)	
Receivable from clearing organization	(261,331)	
Securities owned	(17,992,161)	
Prepaid expenses	(26,666)	
Other assets	(3,343)	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	17,755,902	
Accrued interest on bonds	(229,049)	
Accounts payable, accrued expenses, and other liabilities	462,814	
Total adjustments		(2,393,834)
Net cash used in operating activities		(2,479,884)
Cash flows from investing activities:		
Purchases of property and equipment	(61,856)	
Net cash used in investing activities		(61,856)
Cash flows from financing activities:		
Cash received from new subordinated debt	2,400,000	
Members' contributions	120,000	
Net cash provided by financing activities		2,520,000
DECREASE IN CASH		(21,740)
CASH AT BEGINNING OF YEAR		143,399
CASH AT END OF YEAR		$ 121,659
Supplemental cash flow disclosure:		
Interest payments		$ 95,098

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2012

Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011. The Company operates as a Financial Industry Regulatory Authority ("FINRA") member municipal bond underwriter and market-maker in tax-exempt and taxable municipal securities. The Company specializes in southeast municipal financings and secondary municipal bond trading. In addition, the Company is a market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, and mortgage-backed securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company did not begin trading and underwriting operations until October 2012, therefore all of the Company's revenues were generated in the fourth quarter.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. Marketable securities are valued at fair market value.

Revenue recognition:

The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a settlement-date basis.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. All tax returns filed by the Company since inceptions are subject to U.S. federal or state income tax examinations by tax authorities.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers, and office furniture and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned are all valued using Level 1 inputs. Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Computer equipment	$ 52,732	5 years
Office furniture	9,124	7 years
	61,856	
Less: accumulated depreciation	-	
	$ 61,856	

All fixed assets were placed in service for an insignificant period of time and therefore no depreciation expense was recorded in the current year. The Company will begin recording depreciation in 2013.

Note 4 - Deposits with Clearing Organization:

Deposits with a clearing organization at December 31, 2012 consist solely of a $2,100,000 deposit at a single clearing institution.

Note 5 - Related Parties:

All subordinated debt is owed to entities either wholly-owned or controlled by the Chief Executive Officer of the Company or his wife. The amount of these borrowings at December 31, 2012 is $2,400,000. Interest paid to these entities for the year ended December 31, 2012 was $95,098.

Additionally, the Company receives software and consulting services from an entity wholly-owned by the Chief Executive Officer. During the year ended December 31, 2012, the Company paid $126,226 for these services. The Company is under contract to receive software and support from this company through November 2013 at a cost of approximately $13,000 per month. As of December 31, 2012, there were no amounts payable from the Company to this entity.

Note 6 - Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2012 are as follows:

Subordinated notes, with the greater of six percent of principal or 0.50% of monthly revenue as interest, balance due in 2017	$ 100,000
Subordinated notes, with the greater of six percent of principal or 12.00% of monthly revenue as interest, balance due in 2019	2,300,000
Total subordinated notes	$ 2,400,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Commitments and Contingencies:

The company leases office space and computer equipment under operating leases that expire at various times through 2015. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012 are as follows:

Twelve months ended:	
December 31, 2013	$ 587,361
December 31, 2014	370,869
December 31, 2015	37,473
Thereafter	-
	$ 995,703

Note 8 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2012, the company had net capital of $651,694, which was $551,694 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.777 to 1.

Note 9 - Subsequent Events:

In January 2013, four employees contributed $40,000 in equity capital contributions and executed an additional $750,000 in subordinated loans to the Company. This brought total contributed capital of the Company to $320,000 and subordinated capital financing totals to $3,150,000.

BENCHMARK SECURITIES, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
BENCHMARK SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Net capital:		
Total members' equity		$ 133,996
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		133,996
Add:		
Subordinated borrowings allowable in computation of net capital		2,400,000
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		2,533,996
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 61,856	
Other assets	30,009	
Other deductions and/or charges	710,236	
Deductions and/or charges		(802,101)
Net capital before haircuts on securities positions (tentative net capital)		1,731,895
Haircuts on securities:		
Debt securities		(1,061,220)
Undue concentration		(18,981)
Net capital		$ 651,694

Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 506,167
Other	-
Total aggregate indebtedness	$ 506,167

SCHEDULE I
BENCHMARK SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012
(continued)

Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 33,744	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 551,694
Excess net capital at 120 percent		$ 531,694
Ratio: Aggregate indebtedness to net capital		0.777 to 1

The net capital reported, $651,694, agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2012.

BENCHMARK SECURITIES, LLC
STATEMENT REGARDING SCHEDULES II, III, AND IV
AS OF DECEMBER 31, 2012

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.